UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                               September 9, 2004

Minefinders Drills 21.4 g/t (0.624 opt) gold over 1.5 meters at Clear Project, Nevada

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports results from recently completed drilling on its Clear property, located in Pershing County, Nevada. In all, 14 reverse-circulation drill holes, totaling 2,706 meters (8,877 feet), were completed in this program. Drilling was designed to follow up previous results from the Company's 1997 drill program (NR 4-16-98) and test additional prospective structures.

The 1997 program extended mineralization west of a previously identified resource - previous intercepts within this resource area had included 22.39 grams per tonne ("gpt") gold ("Au") over 3 meters (0.653 ounce per tonne ("opt") over 10 feet), 7.23 gpt Au over 1.5 meters (0.211 opt over 5 feet), and 3.15 gpt Au over 6.1 meters. The 1997 drilling encountered mineralization more than 600 meters (2,000 feet) west of the earlier resource, along an adjoining structure that is now understood to be a mineralized, northwest-trending thrust fault. Individual intercepts of up to 6.150 g/t Au over 1.5 meters (0.19 opt over 5 feet) within wider intercepts of up to 0.86 gpt Au over 30 meters (.026 opt over 100 feet) thickness were encountered.

The 2004 drill program targeted this thrust zone, along strike and down dip, to test the continuity of mineralization and establish the principal elevation of gold precipitation. Of the 8 holes drilled along a 1,500 meter zone (see map attached, or on the Company's website at www.minefinders.com), 7 encountered significant grades of gold (see table). Drilling has now confirmed the continuity of mineralization along more than one kilometer of the structure, with intercepts that include 21.4 g/t gold over 1.5 meters ((0.624 opt Au over 5 feet).

The following table summarizes the Company's drilling to test the thrust zone:

------------------------- ---------------------- ---------------------- --------------------- ------------------------

      Drill hole:         mineralized interval   width (meters/feet):     average Au gpt:       highest intercept:
------------------------- ---------------------- ---------------------- --------------------- ------------------------

        CL 04-14              6.1 to 7.6 m           1.5 m / 5 ft              1.235             1.235 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
                             22.9 to 25.9 m          3.0 m/ 10 ft               .774              .875 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
       CL 04-15A            111.3 to 118.9 m         7.6 m/ 25 ft               .210              .354 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        Cl 04-16            169.2 to 181.4 m         12.2 m/ 40 ft             3.576             21.394 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-19              3.0 to 12.2 m          9.2 m/ 30 ft               .413              .968 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
                             30.5 to 42.7 m          12.2 m/ 40 ft              .379              .496 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
                            190.5 to 195.1 m         4.6 m/ 15 ft              2.273             3.120 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-20             15.2 to 18.2 m          3.0 m/ 10 ft               .808             1.210 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-22             47.2 to 51.8 m          4.6 m/ 15 ft               .712             1.510 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-24             157 to 158.5 m           1.5 m/ 5 ft              1.675              1.675 gpt/ 1.5m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-25              64 to 65.5 m            1.5 m/ 5 ft              2.330              2.330 gpt/ 1.5m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
   Previous drilling:
------------------------- ---------------------- ---------------------- --------------------- ------------------------

------------------------- ---------------------- ---------------------- --------------------- ------------------------

      Drill hole:         mineralized interval   width (meters/feet):     average Au gpt:       highest intercept:
------------------------- ---------------------- ---------------------- --------------------- ------------------------

        CL 04-5              54.9 to 59.5 m          4.6 m/ 15 ft              1.438              3.490 gpt/1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
                            111.3 to 141.8 m        30.5 m/ 100 ft              .857             6.150 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-6              70.1 to 76.2 m          6.1 m/ 20 ft               .419             1.030 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------
        CL 04-7              67.1 to 74.7 m          7.6 m/ 25 ft              1.200             1.710 gpt/ 1.5 m
------------------------- ---------------------- ---------------------- --------------------- ------------------------

Drilling results have confirmed that gold precipitation occurred over at least 150 meters of vertical extent, with the lower limits of mineralization remaining untested. Geologic interpretation suggests that higher grades and thicknesses of gold mineralization are preferentially at elevations in the range of 1400 to 1550 meters. Jasperoidal outcrops, which mark the mineralized thrust, occur at elevations of 1525 meters along the rangefront to 1650 meters in elevation at its easternmost end. In addition, flexures in the thrust fault that underwent increased structural preparation appear to host thicker and higher grade mineralization. Additional drilling will attempt to define the higher grade zones identified to date as well as extend gold mineralization to the northwest.

All analyses reported from the Clear drilling were fire assay analyses completed by Chemex Labs. Chip samples from the drill program were all obtained from five foot (1.5 meter) intervals and representatively split prior to analysis. Follow-up drilling at the Clear property is slated for fall of 2004. The drilling will utilize a core rig to ensure that the highest quality of sample will be received and to alleviate sample size irregularities noted during the recent reverse-circulation drill program.

In conjunction with this follow-up program, core drilling is also slated for Minefinders Dotti property, located north of the historic Tuscarora Mining District in Elko County, Nevada. The vein system has been mapped over more than
3.2 kilometers (2 miles) of strike-length and remains largely untested. Drilling in 1997-98 intersected anomalous gold associated with a series of parallel veins within large hydrothermally altered zones occurring along the east flank of the Tuscarora Range. The continued strength of the veining and increasing gold content at depth indicate the potential for high-grade, structurally-controlled mineralization and the need for further exploration.

Separately, the final feasibility study of the Company's advanced Dolores gold and silver deposit in Chihuahua, Mexico nears completion. Exploration and condemnation drilling continues on the Dolores property, in preparation for the start of mine construction in 2005. In addition the Company is advancing several gold and silver projects in Sonora, Mexico, with additional drilling scheduled over the next few months.

Through its exploration programs in Mexico, to date, the Company has established a measured and indicated resource of more than 2.6 million ounces of gold and 123 million ounces of silver and an additional inferred resource of 1 million ounce of gold and 27 million ounces of silver. It continues to pursue new discoveries.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company's mineral exploration programs and supervised the preparation of the technical information in this news release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   September 13, 2004

                                 By:            /s/  Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director